UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025
Commission File Number: 001-41544

SATIXFY COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

12 Hamada Street, Rehovot 670315
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Further to the notice on the Special General Meeting of Shareholders (the “Meeting”) of SatixFy Communications Ltd. (the “Company”) originally scheduled for May 20, 2025, the Company hereby announces that the date of the Meeting has been postponed and has been rescheduled for May 23, 2025.

The postponement of the Meeting is related to the receipt of an Acquisition Proposal (as defined in the Agreement and Plan of Merger (the “Merger Agreement”), dated April 1, 2025 among the Company,  MDA Space Ltd. (“MDA”) and certain subsidiaries) from a third party (the “Third Party”) to acquire all of the outstanding shares of the Company in an all-stock transaction, consisting of a number of the Third Party’s shares that would imply aggregate consideration of approximately $233.5 million at closing.

In response to the Third Party’s proposal and subsequent discussions with MDA, the Company and MDA reached an agreement to amend the Merger Agreement to provide for a significant increase in the merger consideration to an all-cash transaction for $3.00 (without interest) per ordinary share, which implies an aggregate equity value for the Company of approximately $280 million. The increase in the merger consideration is based upon the commitment by the Company not to consider any other acquisition proposals for the Company and for the Company’s Board of Directors (the “Board”) not to change its recommendation supporting the Merger Agreement, as amended.

The Board determined that the increased price per share is the best value for the Company’s shareholders, after taking into account various considerations including time to close and risks of delays, risks to closing, financial situation of the company, benefits of an all cash transaction and others. Therefore, the Board unanimously reiterates its recommendation that the Company’s shareholders vote FOR the revised transaction at the Meeting.

The record date for the Meeting, the location of the Meeting, the purpose and all of the proposals to be acted upon at the Meeting, all as previously described in the Report of Foreign Private Issuer on Form 6-K, filed with the Securities and Exchange Commission (the “SEC”) on April 7, 2025, remain unchanged.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with this transaction, the Company has submitted relevant materials to the SEC and other governmental or regulatory authorities, including a proxy statement and form of proxy card. INVESTORS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY AND THIS TRANSACTION. The proxy statement, proxy card and certain other relevant materials (when they become available) and any other documents submitted by the Company to SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov. Investors are urged to read the proxy statement and the other relevant materials carefully when they become available before making any voting or investment decision with respect to this transaction.

This Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference in is incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration No. 333-279869) and Form S-8 (Registration Nos. 333-268005 and 333-275902), filed with the SEC, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SatixFy Communications Ltd.

By:	/s/ Oren Harari
Oren Harari
Interim Chief Financial Officer

May 20, 2025